SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0539K 108
(CUSIP Number)

Vong Hon Kun Unit 1004, East Town Building 16 Fenwick Street Wanchai, Hong Kong 852-2110-9133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Vong Hon Kun

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Macau, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,044,452

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,044,452

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,044,452

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. G0539K 108	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D is filed by Vong Hon Kun with respect to ownership of the ordinary shares (“Ordinary Shares”), par value $0.0001 per share, of Asia Entertainment & Resources Ltd., a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as set forth in the Issuer’s Form 20-F filed on March 19, 2010.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Unit 1004, East Town Building,16 Fenwick Street, Wanchai, Hong Kong.

Item 2.  Identity and Background.

Mr. Vong’s business address is Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.  Mr. Vong has been the Chief Operating Officer and a Director of the Issuer since February 2, 2010.

Mr. Vong has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Vong has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Vong is a citizen of Macau, China.

Item 3.  Sources of Funds.

On February 2, 2010, the Issuer consummated the transactions contemplated by the Stock Purchase Agreement, dated as of October 6, 2009, as amended on November 10, 2009, December 9, 2009 and January 11, 2010 (the “Stock Purchase Agreement”), among the Issuer, Asia Gaming & Resort Limited (“AGRL”) and Spring Fortune, the sole shareholder of AGRL and of which Mr. Vong was a shareholder, which, among other things, provided for the acquisition by the Issuer of all of the outstanding capital stock of AGRL (the “Acquisition”).

On the closing of the Acquisition, the Issuer acquired from Spring Fortune all the outstanding capital stock of AGRL in exchange 10,350,000 Ordinary Shares.  Additionally, 4,210,000 Ordinary Shares (“Future Shares”) will be issued to Spring Fortune upon the filing of the Issuer’s annual report on Form 20-F for the 2010 fiscal year and up to 18,786,000 additional shares (“Incentive Shares”) will be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2010 through 2012.

CUSIP No. G0539K 108	SCHEDULE 13D	Page 4 of 7 Pages

On May 13, 2010, Spring Fortune distributed the Ordinary Shares it acquired pursuant to the Stock Purchase Agreement to its shareholders.  Mr. Vong received 2,044,452 Ordinary Shares by virtue of his ownership in Spring Fortune and as a result of this distribution.  250,000 of these shares are subject to certain restrictions on sales provided in the Stock Purchase Agreement and described in detail in Item 6.  The remaining 1,794,452 shares are subject to certain restrictions on transfer, pursuant to the terms of the Escrow Agreement, as described in detail in Item 6 below.

Under the terms of the Stock Purchase Agreement, Mr. Vong became Chief Operating Officer and Director of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Vong acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Mr. Vong may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, Mr. Vong, except as set forth in this Schedule 13D, the Stock Purchase Agreement, Escrow Agreement and Employment Agreement, each discussed in Item 6 below, and consistent with Mr. Vong’s position as Chief Operating Officer and Director, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

CUSIP No. G0539K 108	SCHEDULE 13D	Page 5 of 7 Pages

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Mr. Vong is the beneficial owner of 2,044,452 of the Issuer’s Ordinary Shares, representing 16.3% of the Issuer’s outstanding Ordinary Shares.  This amount does not include any Future Shares or Incentive Shares Mr. Vong may receive if Spring Fortune determines to distribute such shares to its shareholders upon or following its receipt thereof. Mr. Vong has sole voting and dispositive power over all shares.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above and incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Stock Purchase Agreement provides that, until February 2, 2011, the 6,648,969 Ordinary Shares received by Spring Fortune will be subject to certain restrictions on transfer.  Such restrictions apply to anyone Spring Fortune distributes such shares to including Mr. Vong and the other shareholders of Spring Fortune, as described above in Item 3. Of the 3,701,031 Ordinary Shares that may be sold in the public market, 888,677 shares must be sold at a price equal to or greater than $9.50 per share, an additional shares 888,677 must be sold at a price equal to or greater than $8.50 per share, an additional 888,677 shares must be sold at a price equal to or greater than $7.50 per share and 1,035,000 shares are not subject to any sale price requirements.  With respect to the Incentive Shares, no sales in the public market may be made until the later of February 2, 2011 or three months after the date of their issuance in excess of 10% of the number of shares so issued. No private sales of any of such shares will be made during the periods during which the sale restrictions referred to previously in this paragraph apply unless the buyer acknowledges and agrees in writing to such restrictions. The allowable amount of shares that may be sold during such period may be increased only with the consent of at least five of the Issuer’s seven directors. The proceeds of such allowable sales, up to an amount equal to amounts expended from the trust account for redemptions and purchases (as described in the proxy statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010), are to be loaned to AGRL, without interest, until such time as the working capital of AGRL is at least $100,000,000.

CUSIP No. G0539K 108	SCHEDULE 13D	Page 6 of 7 Pages

At the closing of the Acquisition, an escrow agreement (the “Escrow Agreement”) was entered into covering certain indemnification obligations of Spring Fortune under the Stock Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 6,648,969 shares were placed in escrow by Spring Fortune and its designees (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Issuer has filed its annual report on Form 20-F for the 2010 fiscal year.  Notwithstanding the foregoing, one year after the closing date, all of the Ordinary Shares shall be released from the Escrow Fund except 15% of the Ordinary Shares issued to Spring Fortune and its designees at the closing and such additional shares as are then held in the Pending Claims Reserve (as defined in the Escrow Agreement).

In connection with the Acquisition, Mr. Vong entered into an employment agreement, dated October 6, 2009 with AGRL (“Employment Agreement”), pursuant to which Mr. Vong will not be able, during any calendar year, to sell or transfer more than 408,890 Ordinary Shares (representing 20% of the Ordinary Shares received as a result of the transaction contemplated by the Stock Purchase Agreement.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

1.
Stock Purchase Agreement (Restated as Amended), dated October 6, 2009, as amended November 10, 2009, December 9, 2009 and January 11, 2010 among CS China Acquisition Corp., Asia Gaming & Resort Limited, and Spring Fortune Investment Ltd (included as Annex A to the Issuer’s Proxy Statement included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer filed on January 19, 2010 and incorporated herein by reference).

2.
Form of Escrow Agreement among the Issuer, Spring Fortune and Continental Stock Transfer & Trust Company (included as exhibit 10.1 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

3.
Employment Agreement, dated October 6, 2010 between Asia Gaming & Resort Limited and Vong Hon Kun (included as exhibit 10.5 to the Issuer’s Form 20-F, filed on February 8, 2010 and incorporated herein by reference).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 19, 2010

/s/ Vong Hon Kun
Vong Hon Kun